SOL STRATEGIES NOVEMBER 2025 MONTHLY BUSINESS UPDATE

TORONTO, December 4, 2025 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, today announced a comprehensive corporate update for the month of November 2025.

November 2025 Corporate Highlights:

SOL Strategies selected as Staking Provider for VanEck Solana ETF: On November 17, the Company announced that it has been selected as a staking provider for the VanEck Solana ETF. One of the most high-profile Solana-based exchange-traded products, the ETF is expected to serve institutional and retail investors globally. The ETF will utilize SOL Strategies' Orangefin validator, which operates with institutional-grade security and compliance framework, including holding ISO 27001 and SOC 1 / SOC 2 Type 2 certifications. The Company believes this mandate represents a validation of its operational excellence and reinforces its strategic positioning within the Solana ecosystem as a premier institutional infrastructure provider.

Industry Engagement: The Company participated in the Cantor Crypto Conference and Clear Street Disruptive Technology Conference in November, engaging with potential institutional and strategic partners.

Debt Repayment & Restructuring via DeFi: In October, the Company repaid CAD $3m of its credit facility with former ChairmanTony Guoga. In November, the Company restructured an additional CAD $4m of this credit facility through a DeFi loan secured by jitoSOL via Kamino Finance, reducing borrowing costs while continuing to earn staking rewards on the collateral. These transactions reflect the Company's ongoing balance sheet management and utilization of Solana-based financial infrastructure.

Treasury and Validator Operations Update (as of November 30, 2025)

● SOL (including liquid staked SOL): 526,637 SOL (~CAD 103,157,655.56*)

o SOL Holdings: 463,888 SOL

o jitoSOL Holdings: 48,080 JitoSOL (approximately 59,900 SOL)

o laineSOL Holdings: 2,226 LaineSOL (approximately 2,850 SOL)

● SOL earned in October from proprietary validators: ~621 SOL**

● Assets Under Delegation (AuD): 3,144,835 SOL

● Unique Wallets Served: 22,727

● Validator Uptime Spotlight: 100% uptime across all proprietary validators

● Peak APY Delivered: 6.72% (Orangefin) vs. 6.34% network average

* Based on a SOL/CAD rate of $195.88 as published by Kraken at 2:20 p.m. ET on December 2nd, 2025
** Validator revenue net of voting costs

Management Commentary

Michael Hubbard, Interim CEO of SOL Strategies, stated: "November represented a significant validation of our institutional infrastructure capabilities. Our selection as a staking provider for the VanEck Solana ETF demonstrates operational excellence and compliance rigor we've built across our validator network. This mandate reinforces our positioning as a trusted infrastructure partner for institutional participants in the Solana ecosystem."

Institutional and Ecosystem Development

VanEck Solana ETF Staking Mandate: SOL Strategies' Orangefin validator serves as the staking provider to the VanEck Solana ETF, further solidifying the Company's position as a dependable, institutional-grade staking partner for financial institutions.

Canary Marinade Solana ETF participation: SOL Strategies participates in Marinade Select, a curated program of vetted validators which acts as the staking provider for the Canary Marinade Solana ETF.

Upcoming Investor Events
Event: WeBull Digital Asset Treasury Webinar

o Dates: Wednesday, December 17th, 2025

o Location: Virtual

o Attendees: Michael Hubbard

o Registration:  www.webull.com/webinar (must sign-in to your WeBull account or create an account to join)

Event: ICR Conference 2026

o Dates: January 12th - 14th, 2026

o Location: JW Marriott & Ritz- Carlton, Orlando Florida

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's engagement with the VanEck ETF and the Company's credit facility with its former Chairman. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.